Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES DATE FOR FOURTH QUARTER AND YEAR END 2012
FINANCIAL EARNINGS RELEASE AND CONFERENCE CALL

Toronto, Ontario – January 10, 2013 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) will report financial results for the three months and year ended December 31, 2012, on Thursday, February 14, 2013 before the open of the stock markets. The company will also host a conference call on Thursday, February 14, 2013 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 86317524, at approximately 8:20 a.m. (ET).
International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay will be available after the call until Thursday, February 28, 2013 at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 86317524. International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and landfill disposal services to commercial, industrial, municipal and residential customers in 13 states and the District of Columbia in the U.S., and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  The Company's major brands are Progressive Waste Solutions, IESI, BFI Canada and Waste Services. The Company's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com